                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of September, 2003

                               Crayfish Co., Ltd.
                ------------------------------------------------
                 (Translation of registrants name into English)

                            9F, Ikebukuro Park Bldg.
                            2-49-7 Minami Ikebukuro
                                   Toshima-Ku
                                 Tokyo 171-0022
                                     Japan
                ------------------------------------------------
                    (Address of principal executive offices)

                         Commission File Number 0-30530


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


                        Form 20-F [X]      Form 40-F [ ]
                ------------------------------------------------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(1)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrants "home country";), or under the rules of the home country exchange on which the registrants securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrants security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION FURNISHED ON THIS FORM:


                               TABLE OF CONTENTS

1. INFORMATION REGARDING SPECIAL CASH DISTRIBUTION IN CONNECTION WITH REDUCTION OF PAID-IN CAPITAL AND ADDITIONAL PAID-IN CAPITAL. NOTICE TO SHAREHOLDERS DATED SEPTEMBER 12, 2003.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Crayfish Co., Ltd.
                                _________________________________________
                                                (Registrant)

                                By          /s/ Kazuhiko Muraki
                                   ______________________________________
                                                (Signature)
                                   Kazuhiko Muraki
                                   President and Representative Director

Date: September 12, 2003

                             [English Translation]

(Note: This English translation of the "Information Regarding Special Cash Distribution in Connection with Reduction of Paid-in Capital and Additional Paid-in Capital" contains information about Japanese Tax Treatment in connection with special cash distribution. References to matters of taxation in this document relate only to Japanese tax laws and are general in nature. All shareholders, especially shareholders residing in or with tax obligations in countries other than Japan, should consult with qualified tax advisers to obtain advice relevant to their specific situation.)


                                                              September 12, 2003


To Shareholders:

          INFORMATION REGARDING SPECIAL CASH DISTRIBUTION IN CONNECTION WITH REDUCTION OF PAID-IN CAPITAL AND ADDITIONAL PAID-IN CAPITAL

     The Company resolved at the extraordinary shareholders' meeting held on July 31, 2003 that paid-in capital would be reduced by JPY 7,495,640,000 and that additional paid-in capital would be reduced by JPY 6,879,560,000 (together, the "Reduction"). In accordance with the Reduction, the Company will distribute JPY 1,400,000 per ordinary share (the total amount of Reduction JPY 14,375,200,000 divided by total number of common shares outstanding as of August 18, 2003) to shareholders whose names have been entered or recorded in the last shareholders' register, including the substantial shareholders register, as of August 18, 2003. The amount to be distributed by the Company will be the amount stated in the "Calculation Sheets of Special Cash Distribution in Connection with Reduction of Paid-in Capital and Additional Paid-in Capital" enclosed herewith and prepared for each specific shareholder.

     Please follow the instructions below regarding the procedure for receiving the special cash distribution.

     The Company will send the record of payment to each shareholder at a later date. The Company currently expects that no portion of the special cash distribution will be treated as dividends, and the full amount of the special cash distribution that each shareholder receives will be treated as sales of ordinary share for Japanese Tax purpose. Please refer to "Information Regarding Tax Treatment in Connection with Special Cash Distribution" enclosed herewith for a description of the method of taxation.



                                       Yours faithfully,
                                       49-7, Minami Ikebukuro 2-chome
                                       Toshima-ku, Tokyo
                                       Crayfish Co., Ltd.
                                       By: Kazuhiko Muraki
                                           Representative Director and President

                                   Particulars

1.   THE METHOD TO RECEIVE SPECIAL CASH DISTRIBUTION

     Please cut the "Special Cash Distribution Request in Connection with Reduction of Paid-in Capital and Additional Paid-in Capital" form and affix your registered seal thereto (Note 1), and on the reverse side on the page, write the account information (Note 2) for the account to which the special cash distribution payments shall be wired and your telephone number. Please return the completed form using the envelope enclosed herewith.

     (Note 1) The seal which you affix must be the same as that used registered on the shareholder's registration sheet (applicable seals for those who use Japan Securities Depositary Center, Inc. through a securities firm are the seals which were affixed on certain forms provided by such securities firm). If there is a difference between the affixed seal and the registered seal, the special cash distribution cannot be made. If you are uncertain about your registered seal, please contact the transfer agent listed below.

     (Note 2) Account holders' name must be written in Katakana character.


2.   SCHEDULE OF WIRE PAYMENT

     The payment of special cash distribution will be made to the specified account on September 30, 2003 if the Special Cash Distribution Request in Connection with Reduction of Paid-in Capital and Additional Paid-in Capital reaches the Sumitomo Trust and Banking Company, Limited, Securities Agency Department by September 22, 2003. The payment will be made to the specified account six business days after arrival if at any time on or after September 23, 2003.

3.   REFERENCE REGARDING THE PROCEDURE OF PAYMENT

     The Sumitomo Trust and Banking Company, Limited,
     Securities Agency Department

     TEL: 0120-176-417

     (NOTE) IF YOU HAVE ANY QUESTIONS REGARDING THE TAX DECLARATION ETC., PLEASE REFER TO THE RELEVANT TAX OFFICE OR YOUR TAX ADVISER.

     SAFE HARBOR

     This notice contains forward-looking statements based upon the Company's current expectations, assumptions, estimates and projections about the Company's business and industry in light of the information currently available to it. To the extent that statements in this release do not relate strictly to historical or current facts, they may constitute forward-looking statements. These statements, including without limitation, the statement that "the Company currently expects that no portion of the special cash distribution will be treated as dividends, and the full amount . . . will be treated as sales of ordinary share for Japanese Tax purposes," discuss future expectations or state other forward-looking information. The Company's actual actions or results may differ materially from those discussed in any forward-looking statement as a result of known and unknown risks, uncertainties and other factors. Important risks and factors that could cause the Company's actual results to differ materially from its expectations are generally discussed in the Company's annual report on its most recent Form 20-F and other filings with the U.S. Securities and Exchange Commission.

     The Company undertakes no obligation to publicly update any forward-looking statement after the date of this release, but investors are advised to consult any further disclosures by the Company in its subsequent filings pursuant to the Securities Exchange Act of 1934.

CALCULATION SHEETS OF SPECIAL CASH DISTRIBUTION IN CONNECTION WITH REDUCTION OF
                 PAID-IN CAPITAL AND ADDITIONAL PAID-IN CAPITAL

----------------------------------------------------------------------------------------------------------
Number of shares owned                Special cash distribution  per     Total (JPY)
(share)                               share (JPY)
----------------------------------------------------------------------------------------------------------
                                                                         [Note]
----------------------------------------------------------------------------------------------------------

(As of August 18, 2003)

                                             The amount of distribution is stated in above table. Please detach the special cash distribution request below, and
                                             affix your registered seal on front page, write your bank
                                             account number to which special cash distribution is to be wired and your phone number on reverse side of the page, and return it using the envelope enclosed herewith. [Note: Each shareholder will receive a personalized calculation sheet on which the recipient's special cash distribution amount has been written in the table.]

                                                                                       September 12, 2003


                                            Crayfish Co., Ltd.
                                            Transfer agent: The Sumitomo Trust and Banking Company, Limited.
                                            Contact: 1-10 Nikko-chou Huchuu-shi Tokyo 183-8701 Japan
                                            The Sumitomo Trust and Banking Company, Limited, Securities
                                            Agency Department
                                            Request for application for address change:  0120-175-417
                                            Other reference:                             0120-176-417

--------------------------------- cut offline ----------------------------------

                                CRAYFISH CO.,LTD.
    SPECIAL CASH DISTRIBUTION REQUEST IN CONNECTION WITH REDUCTION OF PAID-IN
                     CAPITAL AND ADDITIONAL PAID-IN CAPITAL

                                                                                -------------------
                                                                                                      JPY
                                                                                -------------------
                                                                                  Total amount to
                                                                                      be Paid
                                                                                -------------------


---------------------------------------                                         -------------------
                                                  Please deposit above total      No exchangeable
                                                  amount to the bank account    -------------------
                                                  stated on the reverse side
                                                  of this page
                                                               Date:
                                                                  ---------------------------------------------
                                                                             For the Company's use
                                                                  ---------------------------------------------
---------------------------------------                           Completion seal       Manager      Payment
  --- Shareholder number ---                                                            check        check
                                          --------------------    ---------------------------------------------
                                          Your registered seal

                                                                  ---------------------------------------------
Transfer Agent                                                                          Ledger       Seal
The Sumitomo Trust and Banking Company Limited.                                         check        check
                                                                  ---------------------------------------------


                                                                  ---------------------------------------------

(Reverse side)

------------------------------------------------------------------------------------------------------------
                                        Bank account for wire payment
------------------------------------------------------------------------------------------------------------
                                     Checking       Account number      Account holder name (Katakana)
                                     -----------------------------------------------------------------------
               Bank         Branch   Saving
                                     --------------
                                     Other
------------------------------------------------------------------------------------------------------------


                                     -----------------------------------------------------------------------
                                     Contact        TEL                 -(       )-
                                     number
                                     -----------------------------------------------------------------------

Notes:
     1.   Please affix your registered seal on front page.
     2.   Please circle your account (Checking, Saving or Other).
     3.   Please write account holder name in Katakana character.
     4.   Please send it back by the enclosed envelop herewith.

          (Address to be sent)
          Transfer agent: The Sumitomo Trust and Banking Company, Limited, Securities Agency Department
          1-10 Nikko-chou Huchuu-shi Tokyo 183-8701 Japan

                              [English Translation]

(Note: This English translation of the "Information Regarding Tax Treatment in Connection with Special Cash Distribution in Accordance with Capital Reduction, etc." contains information about Japanese Tax Treatment in connection with special cash distribution. References to matters of taxation in this document relate only to Japanese tax laws and are general in nature. All shareholders, especially shareholders residing in or with tax obligations in countries other than Japan, should consult with qualified tax advisers to obtain advice relevant to their specific situation.)


INFORMATION REGARDING TAX TREATMENT IN CONNECTION WITH SPECIAL CASH DISTRIBUTION
                   IN ACCORDANCE WITH CAPITAL REDUCTION, ETC.

In connection with the approval of special cash distribution in accordance with capital reduction, etc. at the extraordinary shareholders' meeting held on July 31, 2003, the following tax treatment is expected to be applied under Japanese Tax Law.


Particular

1. The substance of special cash distribution in connection with capital reduction, etc.
The Company will distribute the aggregate amounts of JPY 14,375,200,000 to shareholders whose names have been entered or recorded in the last shareholders' register (including substantial shareholders register) as of August 18, 2003 by the reduction of paid-in capital by JPY8,062,325,000 to JPY 566,685,000, and the reduction of additional paid-in capital by JPY 7,344,661,736 to JPY 465,101,736.

2. The method of tax calculation
It is expected that the total amount of special cash distribution the shareholders will receive will be treated as sales of ordinary share. Therefore, no portion of the distribution will be regarded as dividend and the full amount calculated by the following formula will be distributed to the shareholders. The amounts to be received will be fixed based upon record shareholders as of August 18, 2003.

[Method of calculation]
- Special Cash Distribution per ordinary share = The total amount of capital reduction, etc. / Total number of common shares outstanding (as of August 18,
2003)

It is expected that the purchase price of ordinary share, which is regarded as if it were sold

("Purchase Price") will be determined by the price at which you bought times
0.859 (Note 1). As a result, the following will be the formula to determine proceeds or losses from sale of ordinary share.

[The method of calculation to determine proceeds or losses from sale of ordinary share]
- Proceeds or losses from sale of ordinary share [ ] = Special Cash Distribution - Purchase Price

[ ] Regarding the tax imposed upon proceeds from sale of stocks, individuals will declare the proceeds from sales of stocks through a year; however, please confirm details with securities firms, tax offices and your financial advisers.

Purchase Price after the beginning of ex-dividend trading will be determined by the price at which you bought times 0.141 (Note 2) and proceeds or losses from sale of ordinary shares will be determined by the difference between the price at which you sold after the beginning of ex-dividend trading and the price at which you bought times 0.141.

< Reference >

------------------------------------------------------------------------------------------------------------
(A) Aggregate amounts of special cash distribution                              JPY 14,375,200,000
------------------------------------------------------------------------------------------------------------
(B) Total number of outstanding shares (as of May 31, 2003)                     10,268 shares
------------------------------------------------------------------------------------------------------------
(A)/(B) The distribution amount of per ordinary share under
Japanese tax laws                                                               JPY 1,400,000
------------------------------------------------------------------------------------------------------------


(Note 1) 0.859 will be determined by the following calculation pursuant to Regulation of Corporate Tax Laws of Japan.
(The aggregate amount of distribution)/(Assets at the end of last fiscal year
- Liabilities + Increased Capital)

(Note 2) 0.141 will be determined by 1 (the original purchase of ordinary share) - 0.859 (Purchase Price).

For individuals that may have contacted the Company prior to the preparation and distribution of this notice, we note that some people were incorrectly told that some portion of special cash distribution might be regarded as dividend. We now believe this will not occur. We apologize for any confusion.

- Contact Info.
Crayfish Co., Ltd       (http://crayfish.co.jp)
IR dept.
TEL       03-5957-0644
Email     IR@crayfish.co.jp